Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

May 13, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Digitiliti, Inc. Form 10 Registration Statement

CIK 0001411658

Dear Ladies and Gentlemen:

The Company intends to file reviewed Consolidated Financial Statement for the quarter ended March 31, 2008, prior to the effective date of this Registration Statement, along with other information updated through end of the quarter; and understands that the Registration Statement must be withdrawn if such Consolidated Financial Statements are not filed prior to the effective date.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg